Exhibit 99.1

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	June 30,	December 31,
	2024	2023
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$2,889,830	$3,316,062
Short-term investments	1,808,324	2,554,319
Accounts receivable, net – third parties	27,018,368	26,082,773
Accounts receivable, net – related parties	5,499	—
Prepayments - third parties	718,510	959,135
Prepayments - a related party	—	215,689
Media deposits - third parties	510,926	713,938
Due from related parties	28,667	30,075
Deposit due from a third party	2,752,092	2,816,941
Other current assets	2,666,452	2,831,873
Total Current Assets	38,398,668	39,520,805

Long-term investment	6,616,248	6,848,964
Property and equipment, net	1,906,340	2,056,424
Intangible assets, net	319,889	401,549
Total Assets	$47,241,145	$48,827,742

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term bank borrowings	$2,201,673	$2,253,553
Accounts payable	3,290,894	2,292,871
Advance from advertisers	882,954	841,250
Advertiser deposits	71,479	90,065
Income tax payable	249,808	249,917
Due to related parties	3,548	12,176
Accrued expenses and other liabilities	851,198	727,799
Total Current Liabilities	7,551,554	6,467,631
Total Liabilities	7,551,554	6,467,631

Commitments and Contingencies

Shareholders’ Equity
Ordinary Share (par value $0.0096 per share, 1,000,000,000 shares authorized; 1,534,487 shares issued and outstanding at June 30, 2024 and December 31, 2023, respectively)	14,731	14,731
Additional paid-in capital	41,564,418	41,564,418
Statutory reserve	898,133	898,133
Retained earnings	1,672,039	3,412,457
Accumulated other comprehensive loss	(4,459,730)	(3,529,628)
Total Shareholders’ Equity	39,689,591	42,360,111

Total Liabilities and Shareholders’ Equity	$47,241,145	$48,827,742

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended
	June 30,
	2024	2023
Revenues	$46,175	$108,783
Cost of revenues	(199,829)	(294,595)
Gross loss	(153,654)	(185,812)

Operating Expenses
Selling and marketing expenses	(90,755)	(199,025)
General and administrative expenses	(1,959,187)	(1,049,728)
Reversal of provision for expected credit losses, net	727,560	797,760
Total Operating Expenses	(1,322,382)	(450,993)

Loss from Operations	(1,476,036)	(636,805)

Other Income (Expenses)
Interest expense, net	(31,448)	(2,023)
Changes in fair value of warrant liabilities	—	830
Changes in fair value of short-term investments	201,733	542,128
Subsidy income	1,891	3,038
Other income, net	(436,558)	88,753
Total Other (Expenses) Income, Net	(264,382)	632,726

Loss Before Income Taxes	(1,740,418)	(4,079)

Income tax expenses	—	—

Net Loss	$(1,740,418)	$(4,079)

Other Comprehensive Loss
Foreign currency translation adjustment	(930,102)	(2,147,417)
Comprehensive Loss	$(2,670,520)	$(2,151,496)

Weighted average number of ordinary share outstanding
Basic and Diluted*	1,534,487	1,534,487

Loss per share
Basic and Diluted*	$(1.13)	$(0.00)
*	Retrospectively restated to give effect to an increase in the Company’s share capital from $50,000 to $60,000, a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023, and an increase in authorized share from 6,250,000 into 1,000,000,000 (Note 15).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Six Months Ended June 30, 2024 and 2023

(Expressed in U.S. dollar, except for the number of shares)

						Accumulated
			Additional			Other
	Ordinary Shares		Paid-in	Statutory	Retained	Comprehensive	Total
	Shares*	Amount	Capital	Reserve	Earnings	Loss	Equity
Balance as of December 31, 2022	1,534,487	$14,731	$41,564,418	$898,133	$5,257,627	$(2,298,284)	$45,436,625
Net loss	—	—	—	—	(4,079)	—	(4,079)
Foreign currency translation adjustments	—	—	—	—	—	(2,147,417)	(2,147,417)
Balance as of June 30, 2023	1,534,487	$14,731	$41,564,418	$898,133	$5,253,548	$(4,445,701)	$43,285,129

Balance as of December 31, 2023	1,534,487	$14,731	$41,564,418	$898,133	$3,412,457	$(3,529,628)	$42,360,111
Net loss	—	—	—	—	(1,740,418)	—	(1,740,418)
Foreign currency translation adjustments	—	—	—	—	—	(930,102)	(930,102)
Balance as of June 30, 2024	1,534,487	$14,731	$41,564,418	$898,133	$1,672,039	$(4,459,730)	$39,689,591
*	Retrospectively restated to give effect to a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares effective on May 24, 2022, and a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023 (Note 15).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended
	June 30,
	2024	2023
Cash Flows from Operating Activities:
Net loss	$(1,740,418)	$(4,079)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization expenses	182,216	212,954
Loss from disposal of property and equipment	—	396
(Reversal of provision)/provision for expected credit losses of accounts receivable	(749,688)	398,378
Provision for doubtful accounts of prepayments	10,825	164,953
Provision for expected credit losses of other current assets	11,303	565
Changes in fair value of short-term investments	(201,733)	(542,128)
Changes in fair value of warrant liabilities	—	(830)
Share of equity loss in one equity investee	48,047	—
Impairment of long-term investments	27,541	—
Changes in operating assets and liabilities:
Accounts receivable – third parties	(797,478)	1,838,169
Accounts receivable – a related party	(5,539)	—
Prepayments - third parties	209,301	(146,446)
Prepayments - a related party	212,248	2,339,321
Media deposits - third parties	187,927	278,975
Media deposits - a related party	—	(107,861)
Other current assets	91,394	201
Accounts payable	1,058,410	(1,456,524)
Advance from advertisers	61,513	78,650
Advertiser deposits	(16,632)	(154,959)
Income tax payable	5,685	—
Accrued expenses and other liabilities	139,226	(260,732)
Due to related parties	(8,492)	—
Net Cash (Used in) Provided by Operating Activities	(1,274,344)	2,639,003

Cash Flows from Investing Activities:
Purchases of property and equipment	—	(7,185)
Purchases of intangible assets	(5,789)	(23,052)
Purchases of short-term investments	(277,200)	(758,156)
Redemption of short-term investments	1,197,258	290,379
Purchase of long-term investments	—	(4,907,409)
Loans made to related parties	—	(127)
Repayment of loans from related parties	1,386	—
Net Cash Provided by (Used in) Investing Activities	915,655	(5,405,550)

Cash Flows from Financing Activities:
Repayment of bank borrowings	—	(26,635)
Net Cash Used in Financing Activities	—	(26,635)

Effect of exchange rate changes on cash and cash equivalents	(67,543)	(168,963)

Net decrease in cash and cash equivalents	(426,232)	(2,962,145)
Cash and cash equivalents at beginning of period	3,316,062	6,679,077
Cash and cash equivalents at end of period	$2,889,830	$3,716,932

Supplemental Cash Flow Information
Cash paid for interest expense	$39,314	$26,341
Cash paid for income tax	$—	$—

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.ORGANIZATION AND BUSINESS DESCRIPTION

Baosheng Media Group Holdings Limited (“Baosheng Group”) was incorporated on December 4, 2018 under the laws of the Cayman Islands as an exempted company with limited liability.

Baosheng Group owns 100% of the equity interests of Baosheng Media Group Limited (“Baosheng BVI”), an entity incorporated under the laws of British Virgin Islands (“BVI”) on December 14, 2018.

Baosheng BVI owns 100% of the equity interests of Baosheng Media Group (Hong Kong) Holdings Limited (“Baosheng HK”), a business company incorporated in accordance with the laws and regulations of Hong Kong on January 7, 2019. On March 21, 2021, Baosheng HK established Beijing Baosheng Network Technology Co., Ltd. (“Baosheng Network”), a wholly owned subsidiary in China. On April 2, 2022, Baosheng Network set up a wholly owned subsidiary, Beijing Xunhuo E-commerce Co., Ltd. (“Beijing Xunhuo”).

Beijing Baosheng Technology Company Limited (“Beijing Baosheng”) was established on October 17, 2014 under the laws of the People’s Republic of China (“China” or the “PRC”) with a registered capital of $289,540 (RMB 2,000,000). Prior to the reorganization (as defined below), Beijing Baosheng had three wholly-owned subsidiaries, Horgos Baosheng Advertising Co., Ltd. (“Horgos Baosheng”), Kashi Baosheng Information Technology Co., Ltd. (“Kashi Baosheng”), and Baosheng Technology (Horgos) Co., Ltd. (“Baosheng Technology”), which were established on August 30, 2016, May 15, 2018 and January 2, 2020 in China, respectively.

On January 21, 2019, Baosheng HK entered into an equity transfer agreement with Beijing Baosheng and the shareholders of Beijing Baosheng. Pursuant to the equity transfer agreement, each of the shareholders of Beijing Baosheng transferred to Baosheng HK their respective equity interests in Beijing Baosheng at a consideration aggregating $13,844,895 (RMB94,045,600), determined by reference to the evaluation of the equity interest of Beijing Baosheng as of June 30, 2018 (the “reorganization”). Upon completion of such transfers, Beijing Baosheng became a direct wholly-owned subsidiary of Baosheng HK and an indirect-wholly owned subsidiary of the Company.

On June 4, 2019, Baosheng Group completed the reorganization of entities under common control of its then existing shareholders, who collectively owned 100% of the equity interests of Beijing Baosheng prior to the reorganization. Baosheng Group, Baosheng BVI and Baosheng HK were established as holding companies of Beijing Baosheng and its subsidiaries, and all of these entities are under common control which results in the consolidation of Beijing Baosheng and its subsidiaries, which have been accounted for as a reorganization of entities under common control at carrying value.

The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the consolidated financial statements.

Baosheng Group, Baosheng BVI, Baosheng HK, Beijing Baosheng and its subsidiaries (herein collectively referred to as the “Company”) are engaged in providing online marketing channels to advertisers for them to manage their online marketing activities.

Share consolidation and increase in authorized share capital

On May 11, 2022, the Company’s board of directors resolved to approve a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares with a par value of US$0.0005 each in the Company’s issued and unissued share capital into one ordinary share with a par value of US$0.0016 (“2022 Share Consolidation”), for which the Company obtained shareholder approval on April 28, 2022. Immediately following the 2022 Share Consolidation, the authorized share capital of the Company was US$50,000 divided into 31,250,000 ordinary shares of a par value US$0.0016 each. The 2022 Share Consolidation became effective on May 24, 2022.

On March 6, 2023, the Company effected an increase in its authorized share capital from US$50,000 divided into 31,250,000 ordinary shares of a par value US$0.0016 each to US$60,000 divided into 37,500,000 ordinary shares of a par value US$0.0016 each (the “Increase in Share Capital”), and on March 21, 2023, the Company effected a share consolidation at a ratio of one-for-six, such that each (6) ordinary shares with a par value of US$0.0016 each in the Company’s issued and unissued share capital were consolidated into one ordinary share with a par value of US$0.0096 (“2023 Share Consolidation”). Effective on September 29, 2023, the Company increased the authorized share capital of the Company from US$60,000 divided into 6,250,000 Ordinary Shares of par value US$0.0096 each, to US$9,600,000 divided into 1,000,000,000 Ordinary Shares of a par value of US$0.0096 each (the “2023 Share Capital Increase”). Immediately following the Increase in Share Capital, 2023 Share Consolidation, and the 2023 Share Capital Increase, the authorized share capital of the Company increased from US$50,000 to US$60,000, divided into 6,250,000 ordinary shares of a par value US$0.0096 each. The Company believes it is appropriate to reflect the Increase in Share Capital, 2022 Share Consolidation and 2023 Share Consolidation on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented. As a result, the Company had 1,000,000,000 authorized shares, par value of US$0.0096, of which 1,534,487 shares were issued and outstanding as of June 30, 2024 and December 31, 2023, respectively.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The interim unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The unaudited condensed consolidated financial information as of June 30, 2024 and for the six months ended June 30, 2024 and 2023 has been prepared without audit, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with US GAAP, have been omitted pursuant to those rules and regulations. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on May 15, 2024.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2023. The results of operations for the six months ended June 30, 2024 and 2023 are not necessarily indicative of the results for the full years.

Short-term investments

Short-term investments consist of US Treasury Bills and investments in trading securities.

US Treasury Bills

The Company purchased US Treasury Bills with variable interest rates during the year of 2022, and sold these US Treasury Bills during the six months ended June 30, 2023.

US Treasury Bills were redeemable within a period of three through six months. In accordance with ASC 825, Financial Instruments, for financial products with variable interest rates referenced to performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carries these investments at fair value with fair value change gains or losses recorded in the investment income in the unaudited condensed consolidated statements of operations and comprehensive loss.

For the six months ended June 30, 2023, the Company recorded unrealized gain of $3,538, which was recorded as “changes in fair value of short-term investments” on the unaudited condensed consolidated statements of operations and comprehensive loss.

The Company did not purchase or sell US Treasury Bills for the six months ended June 30, 2024. The Company did not record the balance of US Treasury Bills as of June 30, 2024, or record realized or unrealized gain on the unaudited condensed consolidated statements of operations and comprehensive loss.

Investments in trading securities

Trading securities are investments in publicly-listed equity securities through various open market transactions. The Company purchased certain publicly-listed equity securities through various open market transactions and accounted for such investments as “short-term investments” and subsequently measure the investments at fair value. For the six months ended June 30, 2024 and 2023, the Company made a gain of $201,733 and $538,590 in investment in trading securities, which was recorded as “changes in fair value of short-term investments” on the unaudited condensed consolidated statements of operations and comprehensive loss.

Accounts receivable, net of provision for doubtful accounts

Accounts receivable are recorded at the gross billing amount less an allowance for expected credit losses from the accounts due from the advertisers for the acquisition of ad inventory and other advertising services on their behalf. Accounts receivable do not bear interest.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

On January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets. Upon the adoption of the guidance, the Company reversed allowance for expected credit losses of $702,156 for accounts receivable for the year ended December 31, 2023.

After the adoption of ASU 2016-13, the Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “provision for doubtful accounts” in the consolidated statements of loss and comprehensive loss. The Company assesses collectability by reviewing accounts receivable on aging schedules because the accounts receivable were primarily consisted of accounts due from the advertisers for the acquisition of ad inventory and other advertising services on their behalf. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable.

For the six months ended June 30, 2024, the Company reversed allowance for expected credit losses of $749,688 for accounts receivable. For the six months ended June 30, 2023, the Company provided allowance for expected credit losses of $398,378 for accounts receivable.

Prepayments

Prepayments represent amounts advanced to media or their authorized agencies (collectively “publishers”) for running of advertising campaigns of the advertisers. The publishers usually require advance payments when the Company orders advertising campaign services on behalf of its advertisers, and the prepayments will be utilized to offset the Company’s future payments. These amounts are unsecured, non-interest bearing and generally short-term in nature, which are reviewed periodically to determine whether their carrying value has become impaired. For the six months ended June 30, 2024 and 2023, the Company accrued allowances of doubtful accounts of $10,825 and $164,953, respectively, against prepayments.

Media deposits

Media deposits represent performance security deposit upon becoming an authorized agency of the relevant media (platforms where online advertisement is delivered) as a guarantee of performance and obligations and deposit associated with committed advertising spend on behalf of selected advertisers as required by certain media before running their advertising campaigns, which are paid to media pursuant to the terms of the framework agreements and contracts.

In the event that the advertisers or their advertising agencies on behalf of their advertising clients (collectively the “advertisers”) commit to spending a guaranteed minimum amount on a particular media with the Company, the Company enters into a back-to-back framework agreement with the relevant publishers committing the same level of guaranteed minimum spend and securing a preferential rebate policy applicable to the advertising spend of that advertiser. With the committed minimum spend, the Company is entitled to enjoy certain rebates and discounts and usually be required to pay a deposit of up to 10% of the guaranteed minimum spend. If the Company fails to fulfil the committed minimum spend, the Company would not be entitled to the additional rebates and discounts, and any deposit that has been paid may be forfeited or deducted to pay up the additional amount without the benefit of the additional rebates and discounts. The media may deduct damages from performance security deposit if the Company has breached the agency agreement or authorized agency management rules and conditions formulated by media.

As of June 30, 2024 and December 31, 2023, the balances of media deposits paid to third parties were $510,926 and $713,938, respectively.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertiser deposits

The advertiser deposits represented deposits made by the advertisers who undertake a minimum total advertising spend as a condition for enjoying rebates and discounts. The Company generally requires these advertisers to place deposits with the Company at a percentage (usually up to 10%) of the committed spend, which usually equals to the amount of deposit payable to the media under the corresponding framework agreement with the media specific to such advertiser (see note 2 – media deposits). If the advertiser fails to reach the committed minimum spend upon expiry or termination of the framework agreement; (i) the advertiser would not be entitled to the rebates and discounts under the preferential pricing policy, if any; (ii) the advertiser’s deposit may be forfeited or deducted to pay up the additional amount it should pay without the benefits of rebates or discounts.

As of June 30, 2024 and December 31, 2023, the balances of advertiser deposits were $71,479 and $90,065, respectively.

Revenue recognition

The Company early adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018, using the modified retrospective approach for contracts that were not completed as of December 31, 2017. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company identified each distinct service, or each series of distinct services that are substantially the same and that have the same pattern of transfer to the customer, as a performance obligation. Transaction price is allocated among different performance obligations identified in one contract, by using expected cost - plus margin approach, if the standalone selling price of each performance obligation is not observable.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year, which need to be recognized as assets.

The Company has advertising agency revenues from search engine marketing (“SEM,” a form of online marketing that involves the promotion of websites by increasing their visibility in search engine results pages and search-related products and services) services and non-SEM services, including deployment of in-feed and mobile app ads on other media and social media marketing services in relation to running advertising campaigns on selected social media accounts. The Company acts as an agent between media or their authorized agencies (collectively “publishers”) and advertisers by helping publishers procure advertisers and facilitate ad deployment on their advertising channels, and purchasing ad inventories and advertising services from publishers for advertisers. The Company places orders with publishers as per request from advertisers. Each order is materialized by a contract and explicitly quotes one agency service to arrange for the advertising service to be provided by a third - party publisher for a period of ad term. The Company provides advice and services on advertising strategies and ad optimization to advertisers to improve the effectiveness of their ads, all of which are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation; there is no multiple performance obligations.

The Company evaluated its advertising agency contracts and determined that it was not acting as principal in these arrangements with publishers and advertisers since it never takes control of the ad inventories at any time. The Company collects the costs of purchasing ad inventories and advertising services from advertisers on behalf of publishers. The Company generates advertising agency revenues either by charging additional fees to advertisers or receiving rebates and incentives offered by publishers. Accordingly, both advertisers and publishers can be identified as customers, depending on the revenue model applicable to the relevant services.

The Company recognizes revenues on a net basis, which equal to: (i) rebates and incentives offered by publishers, netting the rebates to advertises (if any); and (ii) net fees from advertisers.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Rebates and incentives offered by publishers

Rebates and incentives offered by publishers are determined based on the contract terms with publishers and their applicable rebate policies, which typically in the form of across-the-board standard-rate rebates, differential standard-rate rebates and progressive-rate rebates. Rebates and incentives offered by publishers are accounted for as variable consideration. The Company accrues and recognizes revenues in the form of rebates and incentives based on its evaluation as to whether the contractually stipulated thresholds of advertising spend are likely to being reached, or other benchmarks or certain prescribed classification are likely to being qualified (e.g. the number of new advertisers secured, growth in actual advertising spend), and to the extent that a significant reversal of cumulative revenue would not occur in future periods. These evaluations are based on the past experience and regularly monitoring of various performance factors set within the rebate policies (e.g. accumulated advertising spend, number of new advertisers). At the end of each subsequent reporting period, the Company re-evaluates the probability of achieving such advertising spend volume and any related constraint, and if necessary, adjusts the estimate of the amount of rebates and incentives. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment. The rebates and incentives are generally ascertained and settled on a quarterly or annual basis. Historically, adjustments to the estimations for the actual amounts have been immaterial. These rebates and incentives take the form of cash which, when paid, are applied to set off accounts payable with the relevant publishers or settled separately; or can be in the form of ad currency units which will be deposited in the account in the back-end platform of the media, and can then be utilized to acquire their ad inventory.

The Company may offer rebates to advertisers on a case - by - case basis, generally with reference to the rebates and incentives offered by publishers, the advertiser’s committed total spend, and the business relationships with such advertiser. The rebates offered by the Company to advertisers are in the form of cash discounts or ad currency units that can be utilized to acquire ad inventory from relevant media, both of which are account for as a deduction of revenues.

Net fees from advertisers

Net fees from advertisers are the difference between the gross billing amount charged to the advertisers and the costs of purchasing ad inventories and advertising services on their behalf.

The publishers do not receive the benefits from the Company’s facilitation services until the publishers deliver advertising services to the advertisers. The Company recognizes advertising agency revenues when it transfers the control of the facilitation service commitments, i.e., when the publishers deliver advertising services to the advertisers. Under the cost per click (“CPC”) and cost per acquisition (“CPA”) pricing model of media, the Company recognizes revenues at the point of time as the publishers deliver advertising services at the point in time. Under the cost per time (“CPT”) pricing model of media, the publishers deliver advertising services over time when the advertising links are displayed over the contract periods, and therefore the Company recognizes revenue on a straight-line basis over the contracted display period. During the six months ended June 30, 2024 and 2023, revenues from the advertising services under CPT pricing model that the Company arranged are immaterial.

The Company records revenues and costs on a net basis and the related accounts receivable and payable amounts on a gross basis.

The gross billing amounts charged to the advertisers are collected either in advance to provision of services or after the services. Accounts receivable represent the gross billing charged to advertisers that the Company has an unconditional right to consideration (including billed and unbilled amount) when the Company has satisfied its performance obligation. Payment terms and conditions of accounts receivables vary by customers, and terms typically include a requirement for payment within a period from three to six months. The Company has determined that all the contracts generally do not include a significant financing component. The Company does not have any contract assets since revenue is recognized when control of the promised services is transferred and the payment from customers is not contingent on a future event. In cases where the gross billing amounts are collected in advance, the amounts are recorded as “advance from advertisers” in the consolidated balance sheets. Advance from advertisers related to unsatisfied performance obligations at the end of the year is recognized as revenue when the Company delivers the services to its advertisers. The fees are non-refundable. In cases where amounts are collected after the services, accounts receivable are recognized upon delivery of ad inventories and advertising services to the advertisers. The gross billing amounts are determinable at the inception of the services.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The cost of purchasing ad inventories and advertising services is recorded as accounts payable or a deduction against prepayments in cases where prepayments are required by the publishers.

The following table identifies the disaggregation of our revenue for the six months ended June 30, 2024 and 2023, respectively.

	For the Six Months Ended
	June 30,
	2024	2023
Nature of Revenue:
Rebates and incentives offered by publishers	$20,200	$84,372
Net fees from advertisers	25,975	24,411
Total	$46,175	$108,783

Category of Revenue:
SEM services	$2,953	$72,510
Non-SEM services	43,222	36,273
Total	$46,175	$108,783

Foreign currency translation

The reporting currency of the Company is U.S. dollars (“US$” or “$”) and the accompanying unaudited condensed consolidated financial statements have been expressed in US$. Since the Company operates in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s unaudited condensed consolidated financial statements have been translated into the reporting currency U.S. dollars. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. The resulting translation adjustments are reported under other comprehensive loss. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	June 30,	December 31,
	2024	2023
Year-end spot rate	7.2672	7.0999

	For the Six Months Ended June 30,
	2024	2023
Average rate	7.2150	6.9283

Concentration and credit risk

Substantially all of the Company’s operating activities are transacted into RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions require submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

The Company maintains certain bank accounts in the PRC, Hong Kong and the Cayman Islands, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of June 30, 2024 and December 31, 2023, $2,780,659 and $3,094,310 of the Company’s cash were on deposit at financial institutions in the PRC, respectively, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable are typically unsecured and derived from services rendered to advertisers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of advertisers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables with specific advertisers. As of June 30, 2024, four advertisers accounted for 21.7%, 17.3%, 15.9% and 11.8% of accounts receivable, respectively. As of December 31, 2023, four advertisers accounted for 22.1%, 17.7%, 16.2% and 12.0%of accounts receivable, respectively.

For the six months ended June 30, 2024, seven publishers accounted for approximately 154.5%, 66.3%, 64.2%, 57.8%, 45.7%, 28.5% and 17.4% of the total revenue, respectively. One publisher contributed to more than 100% of our revenue because we reversed revenues generated by certain customers. For the six months ended June 30, 2023, two publishers accounted for approximately 78.7% and 17.4% of the total revenue, respectively.

As of June 30, 2024, one publisher accounted for 83.6% of the total accounts payable balance. As of December 31, 2023, one publisher accounted for 81.4% of the total accounts payable balance, respectively.

3.GOING CONCERN

As reflected in the Company’s unaudited condensed consolidated financial statements, the Company had a net loss of $1,740,418 and $4,079 for the six months ended June 30, 2024 and 2023, respectively, and reported a cash outflow of $1,274,344 for the six months ended June 30, 2024, while cash inflow of $2,639,003 from operating activities for the six months ended June 30, 2023, respectively. These factors raise a substantial doubt about the Company’s ability to continue as a going concern.

As of June 30, 2024, the Company had cash and cash equivalent of $2,889,830 and short-term investments of $1,808,324. On the other hand, the balance of current liabilities of $6,668,600 as of June 30, 2024 is expected to get paid in the twelve months ending June 30, 2025. The Company expected to renew the bank borrowings upon its maturity. The Company intends to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of application of credit terms, bank loans, and principal shareholder’s financial support. Given the factors mentioned above, the Company assesses current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of this report. Accordingly, management continues to prepare the Company’s unaudited condensed consolidated financial statements on going concern basis.

However, future financing requirements will depend on many factors, including the scale and pace of the expansion of the Company’s advertising business, the expansion of the Company’s sales and marketing activities, and potential investments in, or acquisitions of, businesses or technologies. Inability to obtain credit terms from medias or access to financing on favorable terms in a timely manner or at all would materially and adversely affect the Company’s business, results of operations, financial condition, and growth prospects.

4.ACCOUNTS RECEIVABLE, NET – THIRD PARTIES

The Company records revenues and costs on a net basis and the related accounts receivable and payable amounts on a gross basis. Accounts receivable, net of provision for doubtful accounts consist of the following:

	June 30,	December 31,
	2024	2023
Accounts receivable	$39,382,659	$39,500,254
Less: allowance for expected credit losses	(12,364,291)	(13,417,481)
Accounts receivable, net	$27,018,368	$26,082,773

The Company reversed provision for expected credit losses of $749,688 for the six months ended June 30, 2024, and provided allowance for expected credit loss of $398,378 for the six months ended June 30, 2023. Movement of allowance for doubtful accounts was as follows:

	June 30,	June 30,
	2024	2023
Balance at beginning of the period	$13,417,481	$17,681,792
(Reversal of charge) charge to expenses	(749,688)	398,378
Foreign exchange income	(303,502)	(881,194)
Balance at end of the period	$12,364,291	$17,198,976

5.PREPAYMENTS – THIRD PARTIES

Prepayments – third parties consist of the following:

	June 30,	December 31,
	2024	2023
Prepayments to third party medias	$1,297,334	$1,540,597
Less: provision for doubtful accounts	(578,824)	(581,462)
	$718,510	$959,135

Provision for doubtful accounts of prepayments was $10,825 and $164,953 for the six months ended June 30, 2024 and 2023, respectively. For the six months ended June 30, 2024 and 2023, the Company also wrote off prepayments of $nil and $1,443,356 because the management assessed the vendor would no long provide service. Movement of allowance for doubtful prepayments was as follows:

	June 30,	June 30,
	2024	2023
Balance at beginning of the period	$581,462	$2,153,390
Charge to expenses	10,825	164,953
Writing off prepayments	—	(1,443,356)
Foreign exchange income	(13,463)	(48,210)
Balance at end of the period	$578,824	$826,777

6.OTHER CURRENT ASSETS

Other current assets consist of the following:

	June 30,	December 31,
	2024	2023
Recoverable value-added taxes	$2,240,645	$2,603,043
Others	443,553	235,508
Less: provision for doubtful accounts	(17,746)	(6,678)
	$2,666,452	$2,831,873

For the six months ended June 30, 2024 and 2023, provision for expected credit losses of other current assets was $11,303 and $565, respectively. Movement of allowance for doubtful accounts was as follows:

	June 30,	June 30,
	2024	2023
Balance at beginning of the period	$6,678	$6,874
Charge to expenses	11,303	565
Foreign exchange income	(235)	(361)
Balance at end of the period	$17,746	$7,078

7.PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30,	December 31,
	2024	2023
Property	$1,913,631	$1,958,723
Leasehold improvement	466,359	477,349
Office equipment	144,333	147,734
Vehicles	138,388	141,649
Electronic equipment	126,188	129,162
Less: accumulated depreciation	(882,559)	(798,193)
	$1,906,340	$2,056,424

Depreciation expense was $103,486 and $128,178 for the six months ended June 30, 2024 and 2023, respectively.

8.INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	June 30,	December 31,
	2024	2023
Copyrights	$713,986	$730,810
Software	69,579	65,335
Less: accumulated amortization	(463,676)	(394,596)
	$319,889	$401,549

For the six months ended June 30, 2024 and 2023, the Company purchased software of $5,789 and $23,052, respectively.

Amortization expense was $78,730 and $84,676 for the six months ended June 30, 2024 and 2023, respectively.

9.DEPOSITS DUE FROM A THIRD PARTY

In November 2023, Baosheng Network and Nanjing Yunbei E-commerce Co., Ltd. entered into an Asset Merger Margin Custodian Agreement, pursuant to which the Company deposited RMB20,000,000, or $2,554,539 (the “Deposit”) into the custodian account under the name of Nanjing Yunbei to support the Company’s future business combination. The deposit would be deposited in custody account of Nanjing Yunbei for twelve months. The deposit is interest-free during the custody period. As of June 30, 2024 and December 31, 2023, the Company had a deposit of $2,752,092 and $2,816,941 due from Nanjing Yunbei, respectively.

10.LONG-TERM INVESTMENTS

As of June 30, 2024 and December 31, 2023, long-term investments consisted of the following:

	June 30,	December 31,
	2024	2023
Equity investment without readily determinable fair value measured at Measurement Alternative (a)	$2,544,790	$2,632,742
Equity investment accounted for using the equity method (b)	4,071,458	4,216,222
	$6,616,248	$6,848,964

(a) As of June 30, 2024 and December 31, 2023, the movement of equity investment without readily determinable fair value measured at Measurement Alternative consisted of the following:

	June 30,	December 31,
	2024	2023
Opening balance	$2,632,742	$2,261,787
Investment in Beijing Qucheng Technology Co., Ltd. (“Qucheng”)	—	564,900
Impairment against investment in Qucheng	(27,541)	(128,204)
Foreign exchange adjustments	(60,411)	(65,741)
Ending balance	$2,544,790	$2,632,742

In January 2023, Beijing Baosheng closed an acquisition of 12% equity interest in Qucheng at cash consideration of RMB9,600,000, or $1,397,119. The Company made cash consideration of $564,900 and $832,219, respectively, in January 2023 and December 2022.

The Company accounted for the transaction as an investment in privately held investment using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. As of June 30, 2024 and December 31, 2023, the Company did not identify orderly transactions for similar investments of the investees and the Company did not record upward or downward adjustments. As of June 30, 2024 and December 31, 2023, the Company reviewed the financial position and financial performance of Qucheng, and assessed that the Company’s share of fair value was below the investment. For the six months ended June 30, 2024 and 2023, the Company provided impairment of $27,541 and $0 against investment in Qucheng.

10.LONG-TERM INVESTMENTS (CONTINUED)

In February 2021, the Company acquired 10% equity interest in Bejing Xinrong Fanxing Technology Co., Ltd. (“Xinrong Fanxing”) at cash consideration of RMB10,000,000, or $1,550,195. The Company accounted for the transaction as an investment in privately held investment using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. As of June 30, 2024 and December 31, 2023, the Company did not identify orderly transactions for similar investments, or impairment indicators of the investees, and the Company did not record upward or downward adjustments or impairment against the investment in Xinrong Fanxing.

(b)As of June 30, 2024 and December 31, 2023, the movement of equity investment accounted for using the equity method consisted of the following:

	June 30,	December 31,
	2024	2023
Opening balance	$4,216,222	$—
Investment in Guangzhou Shanxingzhe Technology Investment LLP (“Shanxingzhe”)	—	4,236,750
Share of equity loss	(48,047)	(9,214)
Foreign exchange adjustments	(96,718)	(11,314)
Ending balance	$4,071,458	$4,216,222

In June 2023, Beijing Xunhuo closed the acquisition of 42.85% of the equity interests in Shanxingzhe, at cash consideration of RMB30,000,000, or $4,236,750. In May 2023, Beijing Xunhuo fully paid the cash consideration.

Shanxingzhe is primarily engaged in investment in advertisement entities. The investment in Shanxingzhe is to diversify the Company’s advertising business. Beijing Xunhuo is able to exercise significant influence over Shanxingzhe, and accounted for the equity investment using equity method. For the six months ended June 30, 2024 and 2023, equity investment loss of $48,047 and $nil was recognized in the account of “other income, net” in the consolidated statements of loss and comprehensive loss, respectively. As of June 30, 2024 and December 31, 2023, the Company did not note other-than-temporary decline in fair value below the carrying value of the investment and did not accrue impairment against the investment in Shanxingzhe for the six months ended June 30, 2024 and 2023.

11.BANK BORROWINGS

	June 30,	December 31,
	2024	2023
Bank borrowings	$2,201,673	$2,253,553

In December 2023, Baosheng Network entered into a bank loan agreement with Bank of Beijing under which under which Baosheng Network borrowed a one-year loan of RMB10,000,000, or $1,449,846. The interest rate for the borrowing was fixed at 3.65% per annum. In December 2023, the borrowing was renewed for one year through December 2024. The loan is guaranteed by two third parties, for whom the Company involved a third-party counter-guarantor. In addition, the Company pledged its properties with the counter-guarantor.

In July 2023, Beijing Baosheng entered into a bank loan agreement with Bank of Communication under which under which Beijing Baosheng borrowed a one-year loan of RMB6,000,000, or $847,350. The interest rate for the borrowing was fixed at 3.55% per annum. The loan is guaranteed by Mr. Gong Sheng, the Company’s managing director and his spouse, and one third party. Beijing Baosheng also involved Baosheng Network as counter-guarantor for the third-party guarantor. In addition, Mr. Gong Sheng and his spouse pledged their property with the counter guarantor. The Company fully repaid the bank borrowing in July 2024.

For the six months ended June 30, 2024 and 2023, interest expense arising from the bank borrowings amounted to $39,314 and $26,341, respectively.

12.	WARRANT LIABILITIES

In connection with the private placement on March 18, 2021 (Note 16), the Company sold an aggregate of 112,610 warrants (giving effect to a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares effective on May 24, 2022 and a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023) with each warrant entitling the holder thereof to purchase one half of one ordinary share at an exercise price of $107.71 per ordinary share (giving effect to a share consolidation at a ratio of one-for-three and one fifth (3.2) ordinary shares effective on May 24, 2022, and a share consolidation at a ratio of one-for-six (6) ordinary shares effective on March 21, 2023). A warrant may be exercised at any time on or after March 18, 2021 and on or prior to 5:00 p.m. (New York City time) on September 18, 2026 but not thereafter.

The holders of warrants are granted with registration rights. If at any time after the six - month anniversary of March 18, 2021, there is no effective registration statement registering, or no current prospectus available for the issuance of the warrant shares to the holder and the resale of the warrant shares, then this warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise.” The warrants are subject to adjustments in the event of 1) stock dividends and splits, 2) subsequent right offerings, 3) pro rata dilutions and 4) fundamental transactions. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of the warrants.

In the event of a fundamental transaction, the Company or any successor entity shall, at the holder’s option, purchase this warrant from the holder by paying to the holder an amount of cash equal to the value of the remaining unexercised portion of the warrant, using Black-Scholes model, on the date of the consummation of such fundamental transaction; provided, however, that, if the fundamental transaction is not within the Company’s control, including not approved by the Company’s Board of Directors, holder shall only be entitled to receive from the Company or any successor entity the same type or form of consideration (and in the same proportion), at the value of the unexercised portion of the warrant, that is being offered and paid to the holders of ordinary shares of the Company in connection with the fundamental transaction, whether that consideration be in the form of cash, stock or any combination thereof, or whether the holders of ordinary shares are given the choice to receive from among alternative forms of consideration in connection with the fundamental transaction.

If the Company fails for any reason to deliver to the holders the warrant shares subject to a notice of exercise by the warrant share delivery date, the Company shall pay to the holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of warrant shares subject to such exercise (based on the volume weighted average price of the ordinary shares on the date of the applicable Notice of Exercise), $10 per trading day (increasing to $20 per trading day on the fifth (5th) Trading Day after such liquidated damages begin to accrue) for each trading day after such warrant share delivery date until such warrant shares are delivered or holder rescinds such exercise. In addition, cash payment is required as a compensation for buy-in on failure of delivery warrant shares.

The above - mentioned cash-settled make-whole provisions led the warrants classified as a derivative warrant liability. The derivative warrant liability was initially recorded at fair value on the closing date of the private placement and were subsequently remeasured at fair value at each reporting dates. The changes in the fair value of derivative warrant liability were charged to the account of “Changes in fair value of warrant liabilities” in the consolidated statements of loss and comprehensive loss.

As of June 30, 2024 and December 31, 2023, the Company had 112,610 of private placement warrants outstanding. The warrant liability related to such warrants was remeasured to its fair value at each reporting period. The change in fair value was recognized in the consolidated statements of loss. The change in the fair value of the warrant liabilities is summarized as follows:

Estimated fair value as of December 31, 2023	$—
Changes in estimated fair value	—
Estimated fair value as of June 30, 2024	$—

Estimated fair value as of December 31, 2022	$832
Changes in estimated fair value	(830)
Estimated fair value as of June 30, 2023	$2

The fair value of the warrant liabilities was estimated using Black-Scholes model. Inherent in these valuations are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical and implied volatilities of selected peer companies as well as its own that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

12.WARRANT LIABILITIES (CONTINUED)

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

	As of June 30,	As of December 31,	As of June 30,	As of March 18,
	2024	2023	2023	2021
Volatility	31.54%	28.63%	32.94%	31.26%
Stock price	1.98	3.61	7.85	126.34
Expected life of the warrants to convert	2.22	2.72	3.22	5.50
Risk free rate	4.71%	4.20%	4.43%	1.09%
Dividend yield	0.0%	0.0%	0.0%	0.0%

13.INCOME TAXES

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current and applicable laws of BVI, Baosheng BVI is not subject to tax on income or capital gains.

Hong Kong

Baosheng HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Baosheng HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Beijing Baosheng, Horgos Baosheng, Kashi Baosheng, Baosheng Technology, Baosheng Network and Beijing Xunhuo were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

Horgos Baosheng, Kashi Baosheng, and Baosheng Technology are subject to a preferential income tax rate of 0% CIT for a period since generating revenues, as they were incorporated in the Horgos and Kashi Economic District, Xinjiang province. The five-year preferential income tax treatment ends on December 31, 2025 for Baosheng Technology. Kashi Baosheng was entitled to the five - year preferential income tax treatment for ended on December 31, 2022 and is entitled to an extension of five - year preferential income tax treatment ended on December 31, 2027. Horgos Baosheng was entitled to the five-year preferential income tax treatment for ended on December 31, 2020 and is entitled to an extension of five-year preferential income tax treatment ended on December 31, 2025. Other than the preferential tax treatment received by Horgos Baosheng, Kashi Baosheng, and Baosheng Technology, all the other PRC subsidiaries of the Company are subject to the uniform enterprise income tax rate of 25%.

For the six months ended June 30, 2024 and 2023, the Company did not record current income tax expenses or deferred income tax expenses.

13.INCOME TAXES (CONTINUED)

Deferred tax assets as of June 30, 2024 and December 31, 2023 consist of the following:

	June 30,	December 31,
	2024	2023
Deferred tax assets:
Net operating losses carryforwards	$4,589,082	$2,903,728

Allowance for doubtful accounts of accounts receivable	219,522	193,032
Allowance for doubtful accounts of prepayments	6,566	3,971
Allowance for doubtful accounts of other current assets	4,204	1,668
Less: allowance on deferred tax assets	(4,819,374)	(3,102,399)
	$—	$—

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law.

As of June 30, 2024 and December 31, 2023, due to uncertainties surrounding future utilization on Beijing Baosheng, Baosheng Network, the Beijing branch of Horgos Baosheng and Baosheng HK, the Company accrued full valuation allowance of $4,819,374 and $3,102,399, respectively, against the deferred tax assets based upon management’s assessment as to their realization.

14.LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per ordinary share for the six months ended June 30, 2024 and 2023, respectively:

	For the Six Months Ended
	June 30,
	2024	2023
Net Loss	$(1,740,418)	$(4,079)

Weighted average number of ordinary share outstanding
Basic and Diluted	1,534,487	1,534,487

Loss per share
Basic and Diluted	$(1.13)	$(0.00)

For the six months ended June 30, 2024 and 2023, the Company had no dilutive shares.

15.EQUITY

Ordinary shares

Effective on September 29, 2023, the Company increased the authorized share capital of the Company from US$60,000 divided into 6,250,000 Ordinary Shares of par value US$0.0096 each, to US$9,600,000 divided into 1,000,000,000 Ordinary Shares of a par value of US$0.0096 each.

On March 6, 2023, the Company effected an increase in authorized share capital from US$50,000 divided into 31,250,000 ordinary shares of a par value US$0.0016 each to US$60,000 divided into 37,500,000 ordinary shares of a par value US$0.0016 each (the “Increase in Share Capital”), and on March 21, 2023, the Company effected a share consolidation at a ratio of one-for-six, such that each (6) ordinary shares with a par value of US$0.0016 each in the Company’s issued and unissued share capital were consolidated into one ordinary share with a par value of US$0.0096 (“2023 Share Consolidation”). Immediately following the Increase in Share Capital and 2023 Share Consolidation, the authorized share capital of the Company increased from US$50,000 to US$60,000, divided into 6,250,000 ordinary shares of a par value US$0.0096 each. The Company believes it is appropriate to reflect the Increase in Share Capital, 2022 Share Consolidation and 2023 Share Consolidation on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented. As a result, the Company had 1,000,000,000 authorized shares, par value of US$0.0096, of which 1,534,487 shares of ordinary shares were issued and outstanding as of June 30, 2024 and December 31, 2023, respectively.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after they have met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries. The Company is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

As of June 30, 2024 and December 31, 2023, the Company’s PRC profit generating subsidiaries accrued statutory reserve funds of $898,133.

As of June 30, 2024 and December 31, 2023, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiaries of $33,718,654.

16.RELATED PARTY TRANSACTIONS AND BALANCES

1)Nature of relationships with related parties

Name	Relationship with the Company
EJAM GROUP Co., Ltd. (“EJAM Group”)	Indirectly hold a 6.8% equity interest in the Company
Pubang Landscape Architecture (HK) Company Limited (“Pubang Hong Kong”)	Indirectly hold a 20.4% equity interest in the Company
Horgos Zhijiantiancheng	Controlled by EJAM Group
Guangzhou Yijiantiancheng Technology Co., Ltd. (“Guangzhou Yijiantiancheng”)	Controlled by EJAM Group
Horgos Meitui Network Technology Co., Ltd. (“Horgos Meitui”)	Controlled by EJAM Group, and was disposed of by EJAM Group on March 24, 2020
Ms. Wenxiu Zhong	Former Chairperson of the Board of Directors, CEO and indirect holder of 22.6% of the Company’s equity interests
Anruitai Investment Limited (“Anruitai”)	90% owned by Ms. Wenxiu Zhong and 10% owned by Mr. Sheng Gong, the Director and indirect equity shareholder of the Company

16.RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

2)Transactions with related parties

	For the Six Months Ended
	June 30,
	2024	2023
Horgos Zhijiantiancheng	$3,875	$153,077

For the six months ended June 30, 2024, the Company received the media deposits of $242,009 from Horgos Zhijiantiancheng.

3)Balances with related parties

As of June 30, 2024 and December 31, 2023, the balances due from related parties were as follows:

	June 30,	December 31,
	2024	2023
Accounts receivable
Horgos Zhijiantiancheng (a)	$5,499	$—

Prepayments
Horgos Zhijiantiancheng (a)	$—	$215,689

Due from related parties
Anruitai Investment Limited	$28,667	$28,667
Others	—	1,408
	$28,667	$30,075
(a)	Horgos Zhijiantiancheng is both a media and advertiser with the Company. For six months ended June 30, 2023, the Company provided services to Horgos Zhijiantiancheng and paid media deposits with Horgos Zhijiantiancheng. For the six months ended June 30, 2024, the Company received the media deposits of $242,009 from Horgos Zhijiantiancheng.

As of June 30, 2024 and December 31, 2023, the balances due to related parties were as follows:

	June 30,	December 31,
	2024	2023
Other payable
Wenxiu Zhong	$3,548	$3,546
Others	—	8,630
	$3,548	$12,176

17.CONTINGENCIES

In the normal course of business, the Company is subject to loss contingencies, such as certain legal proceedings, claims and disputes. The Company records a liability for such loss contingencies when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated.

On April 6, 2023, the Longhua District People’s Court of Shenzhen City, Guangdong Province accepted a case filed by Shenzhen Pusi Technology Co., Ltd (“Shenzhen Pusi”), as the complainant, and Beijing Baosheng, as the defendant. In this case, Shenzhen Pusi sought recovery of outstanding service fee RMB160,965 (approximately $23,292) and related liquidated damages from Beijing Baosheng and other expenses (i.e., attorney’s fee, court expense and property reservation fee). The court made a ruling in favor of the complainant. Beijing Baosheng appealed to Shenzhen Intermediate People’s Court against the trial court’s judgement. The appellate court made a final ruling on April 29, 2024, affirming the trial court’s judgement. A bank account of Baosheng with bank deposit balance of RMB 171,478 has been reserved by the court on July 2, 2023, following Shenzhen Pusi’s application. The case was settled on May 15, 2024, and paid a total amount of RMB 176,358 to the complaint.

17.CONTINGENCIES (CONTINUED)

In March 2022, Beijing Baosheng brought a breach of contract claim against Beijing Aipu New Media Technology Co., Ltd. (“Aipu”) in the Beijing Haidian District People’s Court and sought recovery of RMB1,783,834.04 (approximately $270,102) and related liquidated damages. On March 14, 2022, Beijing Baosheng applied for reservation of Aipu’s property in an amount of RMB1,783,834.04 (approximately $270,102) and said application was approved by the court on March 17, 2022. On February 10, 2023, Beijing Baosheng applied for extension for reservation of Aipu’ s property in an amount of RMB1,783,834.04 (approximately $270,102 ), and the court approved the extension of reservation to March 17, 2024. This case was heard on September 10, 2024 at Dongsheng Court in Haidian District, Beijing, The cross examination procedure has been completed, and the Company is currently waiting for another court hearing.

On January 30, 2024, Beijing Arbitration Committee accepted a contract dispute arbitration case filed by Beijing Baosheng against Tianjin Hongen Wanmei Future Education Technology Co., Ltd (“Tianjin Hongen”) for recovery of RMB1,434,059.00 (US$201,982.99). As of September 6, 2024, Tianjin Hongen had already paid to Beijing Baosheng RMB1,267,980.00 (US$178,591.25). As of the date of this report, Beijing Baosheng is waiting for the arbitration committee’s notice of hearing.

On March 1, 2024, the Company was served a complaint regarding a lawsuit brought by three institutional investors (the “Plaintiffs”) against the Company and certain other parties, filed with the United States District Court of the Southern District of New York, alleging that the Company violated Section 11 and Section 12 of the Securities Act of 1933, as amended, by including untrue statements of material facts and omitting to state material facts required to make the statements therein not misleading, in its registration statement on Form F-1, as amended (File No. 333-239800), which was declared effective by the SEC on February 5, 2021. On March 17, 2021, two institutional investors, which are also two of the Plaintiffs, purchased 1,960,784 units from the Company pursuant to a securities purchase agreement, with each unit consisting of one ordinary share of the Company and one warrant to purchase one half of one ordinary share of the Company, for an aggregate purchase price of US$10 million. On March 5, 2024, the Plaintiffs filed an amended complaint and served the Company on March 6, 2024. The Company extended the deadline to respond to May 22, 2024 in order to coordinate with other defendants in the matter. The Company filed a motion to dismiss the Plaintiffs’ second amended complaint on May 22, 2024. As of the date of this annual report, there is no anticipated court dates of this lawsuit. The Company believes that the complaint is without any merit and intends to defend the matter vigorously.

On April 10, 2024, the Company was served with a copy of the winding up petition (the “Petition”), filed by Orient Plus International Limited (the “Petitioner”) with the Grand Court of the Cayman Islands, seeking an order that the Company be wound up pursuant to Section 92(e) of the Cayman Islands Companies Act (2023 Revision), claiming that the management of the Company have acted unfairly and/or oppressively towards the Petitioner and other minority shareholders, and/or the affairs of the Company have been conducted with a lack of probity, and the Petitioner and the other investors have justifiably lost confidence in the management of the Company. On March 17, 2021, two institutional investors, one of which is the Petitioner, purchased 1,960,784 units from the Company pursuant to a securities purchase agreement, with each unit consisting of one ordinary share of the Company and one warrant to purchase one half of one ordinary share of the Company, for an aggregate purchase price of US$10 million. The Company filed a strike out application on July 10, 2024, and the hearing of the strike out application will be held on October 18, 2024. The Company believes that the Petition is without any merit and intends to defend the matter vigorously.

On November 17, 2023, the Company entered into a securities purchase agreement (the “Karboom Securities Purchase Agreement”) with Kaboom Technology Limited (“Kaboom”). Pursuant to the Karboom Securities Purchase Agreement, the Company agreed to issue to the Investor senior convertible promissory notes, in an original principal amount of not more than US$42,000,000 (the “Notes”), convertible into the Company’s ordinary shares, par value $0.0096 per share. On February 7, 2024, the Company entered into a securities purchase agreement (the “VG Securities Purchase Agreement”) with VG Master Fund SPC (“VG Master Fund”). Pursuant to the VG Securities Purchase Agreement, subject to specified terms and conditions, the Company may sell and issue in its discretion, up to US$2,000,000 of the Company’s ordinary shares to VG Master Fund.

Affected by the lawsuit filed by three institutional investors on March 1, 2024 and by legal proceedings filed by the Petitioner on April 10, 2024, Both Kaboom and VG Master Fund terminated agreements with the Company.

On May 31, 2024, Karboom sent the Company a notice of agreement termination (the “Karboom Termination Notice”) regarding the Karboom Securities Purchase Agreement and all related agreements contemplated thereunder (collectively, the “Karboom Agreements”), due to the legal proceedings that the Company was involved at that time. Immediately prior to the termination of the Karboom Agreements, the Company had not issued any Note to Karboom under the Karboom Securities Purchase Agreement. Upon the termination of the Karboom Agreements, effective on the date of the Karboom Termination Notice, the Karboom Agreements became null and void and of no further force and effect, and all investment activities between Karboom and the Company ceased immediately.

17.CONTINGENCIES (CONTINUED)

On June 4, 2024, VG Master Fund sent the Company a notice of agreement termination (the “VG Termination Notice”) regarding the VG Securities Purchase Agreement and all related agreements contemplated thereunder (collectively, the “VG Agreements”), due to the legal proceedings that the Company was involved at that time. Immediately prior to the termination of the VG Agreements, there had been no ordinary shares sold by the Company to VG Master Fund under the VG Agreements. Upon the termination of the VG Agreements, effective on the date of the VG Termination Notice, the VG Agreements became null and void and of no further force and effect, and all investment activities between VG Master Fund and the Company ceased immediately.

As of the date of this report, there is no other legal proceedings, claims and disputes that might cause the Company to be subject to loss contingencies.

18.SUBSEQUENT EVENTS

In August 2024, Beijing Baosheng entered into a bank loan agreement with Bank of Communication under which under which Beijing Baosheng borrowed a one-year loan of RMB5,000,000, or $693,000. The interest rate for the borrowing was fixed at 3.0% per annum. The loan is guaranteed by Mr. Gong Sheng, the Company’s director, and his spouse, and one third party. Beijing Baosheng also involved Baosheng Network as counter-guarantor for the third-party guarantor.

These unaudited condensed consolidated financial statements were approved by management and available for issuance on September [X], and the Company has evaluated subsequent events through this date.